November 5, 2021

Ms. Taylor Beech, Esq.	VIA EDGAR

Securities and Exchange Commission

Office of Trade & Services

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Phone: (202) 551-4515

Re:	Kidpik Corp.
Registration Statement on Form S-1
File No. 333-260101

Acceleration Request

Request Date: Wednesday, November 10, 2021

Request Time: 4:00 p.m. Eastern Time (or as soon thereafter as practicable)

Dear Ms. Beech:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Kidpik Corp. (the “Registrant”) hereby requests that the United States Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-captioned Registration Statement (the “Registration Statement”) to become effective on Wednesday, November 10, 2021, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable or at such later time as the Registrant may orally request via telephone call to the staff of the Commission.

The Registrant hereby authorizes David M. Loev and/or John S. Gillies of The Loev Law Firm, PC, to orally modify or withdraw this request for acceleration.

Once the Registration Statement has been declared effective, please orally confirm that event with David M. Loev of The Loev Law Firm, PC, corporate counsel to the Registrant, at (832) 930-6432.

Sincerely,

/s/ Ezra Dabah
Ezra Dabah
Chief Executive Officer